Dreyfus BASIC Money Market Fund, Inc.

SEMIANNUAL REPORT August 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC Money Market Fund, Inc., covering the six-month period from March 1, 2007, through August 31, 2007.

The U.S. economy produced mixed signals during the reporting period, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. More recently, a change in the credit cycle has produced heightened volatility in the more credit-sensitive sectors in the U.S. bond market, and investors have become more sensitive to risks.

In our analysis, turmoil in credit markets has increased the downside risks to the U.S. economy, with the housing recession and consumer slowdown likely to be more intense than previously expected. A more severe midcycle slowdown may help relieve prevailing inflationary pressures, and we therefore believe that the Fed will do what is necessary to continue to promote economic growth while attempting to maintain market stability. As always, your financial advisor can help you position your portfolio for these developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
September 19, 2007



DISCUSSION OF FUND PERFORMANCE

*For the period of March 1, 2007, through August 31, 2007, as provided by
Bernard W. Kiernan, Jr., Portfolio Manager*

Fund and Market Performance Overview

Despite heightened volatility in longer-term bond markets, yields of
money market instruments remained relatively stable as the Federal
Reserve Board (the "Fed") left short-term interest rates unchanged
throughout the reporting period.

For the six-month period ended August 31, 2007, Dreyfus BASIC
Money Market Fund, Inc. produced an annualized yield of 4.90%.
Taking into account the effects of compounding, the fund also produced
an annualized effective yield of 5.02%.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with
the preservation of capital and the maintenance of liquidity. To pursue
this goal, the fund invests in a diversified portfolio of high-quality,
short-term debt securities, including U.S. government securities, bank
obligations, U.S. dollar-denominated foreign and domestic commercial
paper, repurchase agreements, asset-backed securities and U.S. dollar-
denominated obligations of foreign governments. Normally, the fund
invests at least 25% of its total assets in bank obligations.

When managing the fund, we closely monitor the outlook for economic growth and inflation, follow overseas developments and consider
the posture of the Federal Reserve Board in our decisions as to how to
structure the fund. Based upon our economic outlook, we actively
manage the fund's average maturity in looking for opportunities that
may present themselves in light of possible changes in interest rates.

The Fed Stayed "On Hold" Amid Mixed Economic Data

When the reporting period began, slowing economic growth and
subdued inflation led most investors to believe that the Fed would

remain on the sidelines for much of 2007 as it continued to assess the impact of its previous tightening campaign. Yet, with an unemployment rate of 4.5%, the economy seemed to pose little risk of falling into recession. The Fed apparently endorsed this view, when, in late March, it left the federal funds rate unchanged. However, the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy.

Economic and inflation data remained mixed in April and May. On one hand, housing prices continued to slide and consumer sentiment deteriorated. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2% in May, reinforcing investors' views that the Fed was unlikely to reduce short-term interest rates anytime soon.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. In the statement following its June 28 meeting, the Fed indicated that it was not yet convinced of the sustainability of lower inflationary pressures. In addition, the Fed suggested that higher levels of resource utilization could fuel inflation in the future. It later was estimated that the U.S. GDP grew at an annualized rate of 3.4% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

A Worsening Credit Crisis Prompted Fed Intervention

July proved to be a difficult month for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk. Substantial declines in equities and the more credit-sensitive fixed-income sectors occurred when rising delinquencies and defaults appeared to spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. In addition, sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than had been expected. This led to concerns that consumers would cut back on spending, potentially threatening the economy.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the ongoing credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points and relaxed some collateral requirements to promote market liquidity. In the statement accompanying the discount rate cut, the Fed indicated that "the downside risks to growth have increased appreciably." Many investors considered the Fed's statement a strong indication that a reduction in the federal funds rate is likely in the fall.

As the credit crisis and expectations of a rate cut took hold, yield differences widened along the market's maturity range. At the same time, demand for money market instruments surged as investors shifted assets from riskier investments to money market funds.

Caution Is Warranted in Uncertain Markets

In this relatively uncertain environment, we generally maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. However, we occasionally took advantage of opportunities to capture incrementally higher yields from money market instruments with maturities up to six months.

Recently the Fed cut the overnight federal funds rate to 4.75%. We are prepared to alter the fund's strategy as market conditions evolve.

September 19, 2007

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated, but at least until February 29, 2008. Had these expenses not been absorbed, the fund's annualized yield would have been 4.74% and the fund's annualized effective yield would have been 4.85%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Money Market Fund, Inc. from March 1, 2007 to August 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment	
assuming actual returns for the six months ended August 31, 2007	
Expenses paid per $1,000†	$ 2.30
Ending value (after expenses)	$1,025.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment	
assuming a hypothetical 5% annualized return for the six months ended August 31, 2007	
Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit−15.4%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London) 5.33%, 10/5/07	40,000,000	40,000,093
Credit Agricole (London) 5.34%, 11/1/07	20,000,000	19,998,867
Credit Suisse (USA) Inc. (Yankee) 5.31%, 10/10/07	35,000,000	35,000,000
Harris N.A. 5.44%, 11/13/07	30,000,000	30,000,000
Natixis 5.33%, 9/5/07	40,000,000 a	39,995,414
Wilmington Trust Co., DE 5.30%, 10/2/07	10,000,000	9,999,827
Total Negotiable Bank Certificates of Deposit (cost $174,994,201)		**174,994,201**

Commercial Paper−52.9%		
Abbey National North America LLC 5.32%, 9/4/07	35,000,000	34,984,505
ANZ National (International) Ltd. 5.34%, 11/13/07	30,000,000 b	29,683,058
Asscher Finance Corp. 5.33%, 9/21/07	20,000,000 b	19,941,722
Bank of America Corp. 5.32%, 10/29/07	50,000,000	49,577,486
Bank of Ireland 5.31%, 10/12/07	40,000,000 b	39,764,478
Beethoven Funding Corp. 5.33%, 10/3/07	35,000,000 b	34,836,356
BNP Paribas Finance Inc. 5.25%, 9/4/07	35,000,000	34,984,688
Commerzbank U.S. Finance Inc. 5.32%, 11/19/07	10,000,000	9,886,437
Cullinan Finance Ltd. 5.30%, 10/22/07	10,000,000 b	9,926,900
Daimler Chrysler Revolving Auto Conduit LLC 5.41%, 11/8/07	40,000,000	39,596,533
Deutsche Bank Financial LLC 5.25%, 9/4/07	35,000,000	34,984,688

Commercial Paper (continued)	Principal Amount ($)	Value ($)
FCAR Owner Trust, Ser. I 5.32%, 10/29/07−11/16/07	26,722,000	26,459,951
FCAR Owner Trust, Ser. II 5.31%, 10/22/07	15,000,000	14,890,137
Gotham Funding Corp. 5.30%, 10/25/07	25,288,000 [b]	25,092,271
Harrier Finance Funding Ltd. 5.30%, 9/20/07	40,000,000 [b]	39,891,067
HVB U.S. Finance Inc. 5.31%, 11/9/07	40,000,000 [b]	39,603,633
Liquid Funding Ltd. 5.33%−5.37%, 11/13/07−11/26/07	40,000,000 [b]	39,530,343
Scaldis Capital Ltd. 5.40%, 10/23/07−11/16/07	38,329,000 [b]	38,014,159
Skandinaviska Enskilda Banken AB 5.29%, 9/21/07	40,000,000	39,885,556
Total Commercial Paper (cost $601,533,968)		**601,533,968**

Corporate Notes−17.2%		
Commonwealth Bank of Australia 5.52%, 9/24/07	25,000,000 [a]	25,000,000
Lehman Brothers Holdings Inc. 5.35%, 9/27/07	45,000,000 [a]	45,000,000
Royal Bank of Scotland PLC 5.52%, 9/21/07	40,000,000 [a]	40,000,000
Wells Fargo & Co. 5.34%, 9/4/07	45,000,000 [a]	45,000,000
Westpac Banking Corp. 5.58%, 9/17/07	40,000,000 [a]	40,000,000
Total Corporate Notes (cost $195,000,000)		**195,000,000**

Time Deposits−3.6%		
Societe Generale (Grand Cayman) 5.00%, 9/4/07 (cost $41,000,000)	41,000,000	**41,000,000**

Repurchase Agreements—10.6%	Principal Amount ($)	Value ($)
Barclays Financial LLC		
5.45%, dated 8/31/07, due 9/4/07 in the amount of $35,021,175 (fully collateralized by $36,028,019 Corporate Bonds, 5.75%-7.072%, due 6/8/15-3/15/17, value $36,050,001)	35,000,000	35,000,000
HSBC USA Inc		
5.45%, dated 8/31/07, due 9/4/07 in the amount of $15,009,075 (fully collateralized by $15,336,000 Corporate Bonds, 2.875%-8%, due 9/15/07-5/23/36, value $15,455,087)	15,000,000	15,000,000
Merrill Lynch & Co. Inc.		
5.45%, dated 8/31/07, due 9/4/07 in the amount of $35,021,175 (fully collateralized by $37,250,000 Corporate Bonds, 5.875%-6.95%, due 6/15/11-12/16/36, value $36,052,523)	35,000,000	35,000,000
Morgan Stanley		
5.48%, dated 8/31/07, due 9/4/07 in the amount of $35,021,292 (fully collateralized by $36,050,000 Corporate Bonds, 7.30%-7.40%, due 6/3/37-6/4/37, value $36,050,000)	35,000,000	35,000,000
Total Repurchase Agreements (cost $120,000,000)		**120,000,000**
Total Investments (cost $1,132,528,169)	**99.7%**	**1,132,528,169**
Cash and Receivables (Net)	**.3%**	**3,788,299**
Net Assets	**100.0%**	**1,136,316,468**

a   *Variable rate security—interest rate subject to periodic change.*
b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $316,283,987 or 27.8% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	63.1	Asset-Backed/Multi-Seller Programs	5.3
Repurchase Agreements	10.6	Brokerage Firms	3.9
Asset-Backed/Structured		Finance	1.8
Investment Vehicles	7.9		
Asset-Backed/Single Seller	7.1		**99.7**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including repurchase agreements of $120,000,000)–Note 1(b)	1,132,528,169	1,132,528,169
Cash		2,515,212
Interest receivable		3,093,456
Prepaid expenses		48,561
		1,138,185,398
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		418,839
Payable for shares of Common Stock redeemed		1,370,649
Accrued expenses		79,442
		1,868,930
Net Assets ($)		**1,136,316,468**
Composition of Net Assets ($):		
Paid-in capital		1,136,543,695
Accumulated net realized gain (loss) on investments		(227,227)
Net Assets ($)		**1,136,316,468**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		1,136,543,695
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended August 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**29,472,920**
Expenses:	
Management fee–Note 2(a)	2,746,396
Shareholder servicing costs–Note 2(b)	443,258
Prospectus and shareholders' reports	44,120
Custodian fees–Note 2(b)	39,749
Professional fees	35,090
Directors' fees and expenses–Note 2(c)	28,799
Registration fees	19,254
Miscellaneous	7,051
Total Expenses	**3,363,717**
Less–reduction in management fee due to undertaking–Note 2(a)	(892,206)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,889)
Net Expenses	**2,468,622**
Investment Income–Net, representing net increase in net assets resulting from operations	**27,004,298**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended August 31, 2007 (Unaudited)	Year Ended February 28, 2007
Operations ($):		
Investment income−net	27,004,298	49,557,458
Net realized gain (loss) on investments	−	12,991
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**27,004,298**	**49,570,449**
Dividends to Shareholders from ($):		
Investment income−net	**(27,004,298)**	**(49,557,458)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	350,877,789	646,551,426
Dividends reinvested	25,766,640	47,239,575
Cost of shares redeemed	(307,207,085)	(600,632,530)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**69,437,344**	**93,158,471**
Total Increase (Decrease) in Net Assets	**69,437,344**	**93,171,462**
Net Assets ($):		
Beginning of Period	1,066,879,124	973,707,662
End of Period	**1,136,316,468**	**1,066,879,124**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended August 31, 2007 (Unaudited)	Fiscal Year Ended February,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.025	.048	.031	.011	.008	.015
Distributions:						
Dividends from investment income−net	(.025)	(.048)	(.031)	(.011)	(.008)	(.015)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.96[a]	4.88	3.18	1.15	.78	1.50
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.61[a]	.62	.63	.63	.63	.63
Ratio of net expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.90[a]	4.78	3.14	1.12	.79	1.51
Net Assets, end of period ($ x 1,000)	1,136,316	1,066,879	973,708	966,854	1,141,745	1,417,442

[a] Annualized.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $227,227 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to February 28, 2007. If not applied, the carryover expires in fiscal 2013.

The tax characters of distributions paid to shareholders during the fiscal year ended February 28, 2007 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At August 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, broker-age fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $892,206 during the period ended August 31, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2007, the fund was charged $292,964 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing per-sonnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2007, the fund was charged $92,051 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund compensates The Bank of New York, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. For the two months ended August 31, 2007, the fund was charged $14,705 pursuant to the custody agreement.

During the period ended August 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $475,972, custodian fees $41,362, chief compliance officer fees $2,009 and transfer agency per account fees $18,484, which are offset against an expense reimbursement currently in effect in the amount of $118,988.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

At a Meeting of the fund's Board of Directors held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted that the fund is serviced predominantly by Dreyfus's retail servicing division. The Manager's representatives noted the diversity of distribution of the funds in the Dreyfus fund complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc. ("Lipper"), an independent provider of investment company data, which included information comparing the fund's man-

agement fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented, for various periods ended May 31, 2007, comparisons of the fund's total return performance to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended May 31, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median, but the actual management fee was lower than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved first quintile (the first quintile reflecting the highest performance ranking group) total return results in the Performance Group and Performance Universe for each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar

Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information previously provided and discussed prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services rendered and the fund's overall performance and generally superior service levels provided. The Board also noted the fund's expense limitation over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the Manager's agreement to limit the fund's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus
BASIC Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DBAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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